NEWS RELEASE
OTCQB:CPPXF

Continental Affiliate VTT Lands Navy Contract

Bergen, Norway - July 15, 2013 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy investment company, today announced that its affiliate, VTT Maritime AS ("VTT"), has been awarded a 2-year contract for inspection services on some of the Royal Norwegian Navy’s vessel classes.

The contract is part of a larger frame agreement for the supply of marine engineering services that the Navy has with VTT which has been a supplier to the Royal Norwegian Navy for more than 20 years and has during the course of this time carried out many projects within marine engineering. VTT has also provided project managers, engineers and other personnel for the Navy, lately in conjunction with their frigate project. In addition to the offshore market, the Royal Norwegian Navy represents an important market for VTT with its expert knowledge within marine engineering services.

Bergen based VTT is a well established contractor to the North Sea offshore oil and gas industry. It provides a variety of maritime related engineering, planning, supervision, and management services. These include heavy lifting operations, anchoring and removal of drilling rigs, installation of foundations and anchoring systems for platforms and subsea production facilities, vessel inspections and testing, and vessel design and engineering.

The Company's Norwegian subsidiary, Visionaire Energy AS, owns a 49% stake in VTT. The Company also shares a common director with VTT, Mr. Johnny Christiansen, who also serves as Chairman of VTT's board of directors.

On behalf of the Company,

Robert V. Rudman, C.A.

Chief Financial Officer

Source:	Continental Energy Corporation
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
Further Info:	www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements -Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed the Company with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.